FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    ☒    Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐    No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ]

NATIONAL BANK OF GREECE

RESULTS OF VOTING

at the Bank’s Annual General Meeting of Shareholders

held on 19 June 2015

(article 32 par. 1 of Codified Law 2190/1920, and par. 4.1.3.3 of the Athens Exchange Rulebook)

The Annual General Meeting of Shareholders of the National Bank of Greece held on Friday, 19 June 2015 at 12:00 hours, in the Mela Building, was attended:

• in respect of items 1-8 and 10 of the Agenda, in person or by proxy, by 600 Shareholders, representing 456,256,426 common voting shares, i.e. 30.20%% of total common voting shares (with the exception of common shares issued in favor of the HFSF [under article 7a par. 3 of Law 3864/2010]);

• in respect of items 9 and 11 of the Agenda, in person or by proxy, by 601 Shareholders, representing 2,478,579,260 common voting shares, i.e. 70.15% of total common voting shares (including the common shares issued in favor of the HFSF [under article 7a par. 3 of Law 3864/2010]).

Accordingly, the General Meeting formed a quorum and was duly convened to deliberate on all the items on the Agenda, in compliance with article 15 of the Bank’s Articles of Association, Codified Law 2190/1920 and Law 3864/2010.

Item 1:        Submission for approval of the Board of Directors’ Report on the Annual Financial Statements of the Bank and the Group for the financial year 2014 (1.1.2014 — 31.12.2014), and submission of the respective Auditors’ Report for information purposes.

Quorum required:                                                                                                                                                               20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

Quorum actually recorded:                                                                                                             30.20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

The General Meeting approved the Board of Directors’ Report and was informed on the respective Auditors’ Report on the Annual Financial Statements of the Bank and the Group for the financial year 2014 (1.1.2014 — 31.12.2014).

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
446,010,107	97.75%	4,804,315	1.05%	5,442,004	1.19%

Item 2:               Submission for approval of the Annual Financial Statements of the Bank and the Group for the financial year 2014 (1.1.2014 — 31.12.2014).

Quorum required:                                                                                                                                                               20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

Quorum actually recorded:                                                                                                             30.20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

The General Meeting approved the Annual Financial Statements of the Bank and the Group for the financial year 2014 (01.01.2014 — 31.12.2014), as approved by the Board.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
446,010,107	97.75%	4,832,148	1.06%	5,414,171	1.19%

Item 3:                                    Discharge of the members of the Board of Directors and the Auditors of the Bank, of ETHNIKI KEFALAIOU S.A. (absorbed through merger), and ETHNODATA S.A. (absorbed through merger) from any liability for indemnity regarding the Annual Financial Statements and management for the year 2014 (1.1.2014 — 31.12.2014).

Quorum required:                                                                                                                                                               20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

Quorum actually recorded:                                                                                                             30.20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

The General Meeting discharged the members of the Board of Directors and the Auditors of the Bank, of ETHNIKI KEFALAIOU S.A. (absorbed through merger), and ETHNODATA S.A. (absorbed through merger) from any liability for indemnity regarding the Annual Financial Statements and management for the year 2014 (1.1.2014 — 31.12.2014).

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
445,671,638	97.68%	6,375,096	1.40%	4,209,692	0.92%

Item 4:        Election of regular and substitute Certified Auditors for the purposes of the audit of the Financial Statements of the Bank and the Financial Statements of the Group for the year 2015, and determination of their remuneration.

Quorum required:                                                                                                                                                               20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

Quorum actually recorded:                                                                                                             30.20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

The General Meeting elected Certified Auditors Deloitte Hadjipavlou, Sofianos & Cambanis S.A. to undertake the audit of the Annual, Six-monthly, as well as the consolidated Financial Statements of the Bank and the Group for the year 2015, and authorized the Board to determine the remuneration thereof, following proposal of the Audit Committee.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
392,468,503	86.02%	60,111,150	13.17%	3,676,773	0.81%

Item 5:        Election of a new Board of Directors and appointment of independent non-executive members pursuant to the provisions of Law 3016/2002, as amended.

Quorum required:                                                                                                                                                               20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

Quorum actually recorded:                                                                                                             30.20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

The General Meeting elected a new Board of Directors with a term of 3 years, i.e. through to the AGM of 2018, pursuant to a) the Bank’s Articles of Association, b) the Corporate Governance Code and the Board Nominations Policy in force, and c) Law 3016/2002, Law 4261/2014 and the Relationship Framework Agreement (RFA) between the Bank and the Hellenic Financial Stability Fund (“HFSF”). Accordingly, the Board is composed of the following 13 members:

Members:

• Mrs. Loukia Tarsitsa (Louka) Katseli, Chair

• Mr. Leonidas Fragkiadakis, CEO

• Mr. Paul Mylonas, Deputy CEO

• Mr. Dimitrios Dimopoulos, Deputy CEO

• Mr. Efthymios Katsikas, non-executive member

• Mr. Stavros Koukos, non-executive member

Independent non-executive members:

• Mr. Andreas Boumis

• Mr. Dimitrios Afendoulis

• Mr. Spyridon Theodoropoulos

• Mrs. Alexandra Papalexopoulou-Benopoulou

• Mr. Petros Sabatacakis

Shareholders’ Representatives (under Law 3723/2008  and Law 3864/2010):

• Mrs. Angeliki Skandaliari, Representative of the Hellenic Republic

• Mr. Charalampos Makkas, Representative of the HFSF

It is noted that Board members of credit institutions are subject to constant review and final approval in respect of their suitability (fit & proper) by the Single Supervisory Mechanism of the European Central Bank.

RESULTS OF VOTING

BOARD MEMBERS	YES		NO		ABSTAINED
	VOTES	%	VOTES	%	VOTES	%
Loukia Tarsitsa (Louka) Katseli	270,873,386	59.37%	143,030,333	31.35%	42,352,707	9.28%

Leonidas Fragkiadakis	270,873,386	59.37%	143,030,333	31.35%	42,352,707	9.28%
Paul Mylonas	266,756,693	58.47%	143,030,333	31.35%	46,469,400	10.18%
Dimitrios Dimopoulos	266,756,693	58.47%	143,030,333	31.35%	46,469,400	10.18%
Efthymios Katsikas	266,756,693	58.47%	143,030,333	31.35%	46,469,400	10.18%
Stavros Koukos	270,873,386	59.37%	143,030,333	31.35%	42,352,707	9.28%
Andreas Boumis	266,756,693	58.47%	143,030,333	31.35%	46,469,400	10.18%
Dimitrios Afendoulis	266,756,693	58.47%	143,030,333	31.35%	46,469,400	10.18%
Spyridon Theodoropoulos	266,756,693	58.47%	143,030,333	31.35%	46,469,400	10.18%
Alexandra Papalexopoulou-Benopoulou	266,756,693	58.47%	143,030,333	31.35%	46,469,400	10.18%
Petros Sabatacakis	270,873,386	59.37%	143,030,333	31.35%	42,352,707	9.28%

Item 6:        Approval of the remuneration of the Board of Directors of the Bank and of ETHNIKI KEFALAIOU S.A., which was absorbed through merger, for the financial year 2014 (pursuant to Article 24 par. 2 of Codified Law 2190/1920). Determination of the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Board members through to the AGM of 2016. Approval, for the financial year 2014, of the remuneration of the Bank’s Board members in their capacity as members of the Board’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determination of their remuneration through to the AGM of 2016. Approval of contracts of the Bank with members of the Board, under article 23a of Codified Law 2190/1920

Quorum required:                                                                                                                                                               20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

Quorum actually recorded:                                                                                                             30.20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

The General Meeting approved the remuneration of the Board of Directors of the Bank and of ETHNIKI KEFALAIOU S.A., which was absorbed through merger, for the financial year 2014, pursuant to Article 24 par. 2 of Codified Law 2190/1920; determined the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Board members through to the AGM of 2016; approved, for the financial year 2014, the remuneration of the Bank’s Board members in their capacity as members of the Board’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determined their remuneration through to the AGM of 2016, and approved the contracts of the Bank with members of the Board, under article 23a of Codified Law 2190/1920.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
239,987,312	52.60%	178,694,261	39.17%	37,574,853	8.24%

Item 7:        Granting of permission, pursuant to Article 23 par. 1 of Codified Law 2190/1920 and Article 30 par. 1 of the Bank’s Articles of Association, for Board members, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

Quorum required:	20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

Quorum actually recorded:	30.20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

The General Meeting granted permission, pursuant to Article 23 par. 1 of Codified Law 2190/1920 and Article 30 par. 1 of the Bank’s Articles of Association, for Board members, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
447,785,137	98.14%	12,390	0.003%	8,458,899	1.85%

Item 8:        Election of regular and substitute members of the Audit Committee

Quorum required:	20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

Quorum actually recorded:	30.20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

The General Meeting elected as regular members of the NBG Board Audit Committee, with a term through to the AGM of 2016, Mr. Petros Sabatacakis, Mr. Dimitrios Afendoulis, Mr. Andreas Boumis and Mr. Charalampos Makkas

RESULTS OF VOTING

	YES		NO		ABSTAINED
MEMBERS	VOTES	%	VOTES	%	VOTES	%
Petros Sabatacakis	315,638,260	69.18%	110,056,329	24.12%	30,561,837	6.70%
Dimitrios Afendoulis	311,521,567	68.28%	110,056,329	24.12%	34,678,530	7.60%
Andreas Boumis	311,521,567	68.28%	110,056,329	24.12%	34,678,530	7.60%
Charalampos Makkas	311,521,567	68.28%	110,056,329	24.12%	34,678,530	7.60%

Item 9:                                    Amendment of Article 24 par. 2 and 3 of the Bank’s Articles of Association.

Quorum required:	20% of the total common voting shares (including the common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

Quorum actually recorded:	70.15% of the total common voting shares (including the common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

The General Meeting approved the amendment of Article 24 par. 2 and 3 of the Bank’s Articles of Association.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
2,475,232,079	99.86%	0	0.00%	3,347,181	0.14%

Item 10: Approval of the commitment of funds amounting to €3,013,550.23 from the taxable reserve of account 41.04.00.00.00, and the creation of an equivalent special taxed reserve to cover the Bank’s own participation in the NSRF program (ICT4GROWTH action), and non-distribution of the amount before the lapse of five years from the completion and commencement of the production phase of the investment.

Quorum required:	20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

Quorum actually recorded:	30.20% of the total common voting shares (with the exception of common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

The General Meeting approved the commitment of funds amounting to €3,013,550.23 from the taxable reserve of account 41.04.00.00.00, and the creation of an equivalent special taxed reserve to cover the Bank’s own participation in the NSRF program (ICT4GROWTH action), and non-distribution of the amount before the lapse of five years from the completion and commencement of the production phase of the investment.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
452,896,855	99.26%	12,390	0.003	3,347,181	0.73%

Item 11: Authorization for the Board to increase the Bank’s share capital, as per Article 13 of Codified Law 2190/1920, and/or arrange the issue of convertible bond loans, as per Article 3a of Codified Law 2190/1920 and Article 5 of the Bank’s Articles of Association, as amended.

Quorum required:	66.67% of the total common voting shares (including the common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

Quorum actually recorded:	70.15% of the total common voting shares (including the common shares issued in favor of the HFSF [(under article 7a par. 3 of Law 3864/2010]).

The General Meeting approved authorization for the Board to increase the Bank’s share capital, as per Article 13 of Codified Law 2190/1920 and/or arrange the issue of convertible bond loans, as per Article 3a of Codified Law 2190/1920 and Article 5 of the Bank’s Articles of Association, as amended.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
2,231,563,859	90.03%	243,668,220	9.83%	3,347,181	0.14%

Item 12:                             Various announcements and approvals.

This agenda item concerns announcements that are not put to a vote.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis
(Registrant)
Date: June 24th, 2015

Deputy Chief Financial Officer

/s/ George Angelides
(Registrant)
Date: June 24th, 2015

Director, Financial Division